NO ACT

PE 1-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010742

March 8, 2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004



Received SEC
MAR 08 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-8-10

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

Dear Mr. Palm:

This is in response to your letter dated January 11, 2010 concerning the shareholder proposal submitted to Goldman Sachs by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 19, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

March 8, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 11, 2010

The proposal urges the Compensation & Management Development Committee to make changes to the Restricted Partner Compensation Plan as applied to named executive officers and the 100 most highly-compensated employees.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7). We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. In addition, in our view, the proposal does not focus on the relationship between the company's compensation practices and excessive risk-taking. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Goldman Sachs relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

February 19, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by The Goldman Sachs Group for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to The Goldman Sachs Group, Inc. ("Goldman Sachs" or the "Company") a shareholder proposal (the "Proposal") asking the Compensation & Management Development Committee (the "Committee") of Goldman Sachs' board of directors to made changes to the Restricted Partner Compensation Plan ("RPCP") as applied to named executive officers and the 100 most highly-compensated employees. Specifically, the Proposal asks that the RPCP be amended to provide for deferral of portions of bonuses for a three-year period (the "Deferral Period") and possible adjustment based on the sustainability and quality of the financial results on which the bonuses were based during the Deferral Period.

In a letter dated January 11, 2010, Goldman Sachs stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of shareholders. Goldman Sachs argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(7), as relating to the Company's ordinary business operations, and (b) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading. Because Goldman Sachs has not met its burden of proving that it is entitled to rely on either exclusion, the Plan respectfully urges that its request for relief should be denied.

The Proposal Deals with a Significant Social Policy Issue, Making Exclusion on Ordinary Business Grounds Inappropriate

Rule 14a-8(i)(7) allows a company to omit a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to prevent shareholders from interfering in tasks that are fundamental to the day-to-day management of the business and to avoid micro-management by shareholders. However, proposals dealing with ordinary business matters but focusing on "significant social policy issues" are not excludable. (Exchange Act Release No. 40,018 (May 21, 1998))

Until 1992, the Staff considered all compensation matters to be part of the day-to-day business of companies, and accordingly allowed proposals dealing even with top executive compensation to be excluded on this basis. In that year, the Staff reversed its position, stating that the "widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition of these issues" placed senior executive compensation outside the ambit of ordinary business. (See Eastman Kodak (Feb. 13, 1992) and International Business Machines Corp. (Feb. 13, 1992))

The Plan concedes that the Proposal's scope extends beyond senior executive compensation, as Goldman Sachs asserts. As evidenced by the Proposal's supporting statement, the Plan intends for the Proposal's operation to extend beyond the handful of top executives because the Plan believes that the role of incentives for other highly-compensated employees of financial firms is no less important—in fact, in some cases, they may be more important—than the incentives given to senior executives. Given the key role employee incentives played in creating the financial crisis, proposals dealing with those incentives at financial firms involve a "significant social policy issue" and thus are not excludable on ordinary business grounds.

Incentives provided to financial firm employees, and not just top executives, have been the subject of an enormous amount of attention from legislators and regulators since the onset of the financial crisis. The Commission's own recently-adopted amendments to the proxy disclosure rules recognize the importance of compensation policies below the top executive level. As SEC Chairman Mary Schapiro described these amendments earlier this month before the Financial Crisis Inquiry Commission, they "require companies to disclose their compensation policies and practices for all employees (not just executives) if these policies and practices create risks that are reasonably likely to have a material adverse effect on the company."

Chairman Schapiro explained the context in which the Commission adopted these amendments: "Another lesson learned from the crisis is that there can be a direct relationship between compensation arrangements and corporate risk taking. Many major financial institutions created asymmetric compensation packages that paid employees enormous sums for short-term success, even if these same decisions result in significant long-term losses or failure for investors and taxpayers." (See Testimony of SEC Chairman Mary L. Schapiro before the Financial Crisis Inquiry Commission, Jan. 14, 2010 (available at http://www.fcic.gov/hearings/#jan13-1))

A provision of the 2009 economic stimulus bill capped bonuses paid at bailed-out firms to one-third of total annual pay. According to an article in the Wall Street Journal, the provision applied not "just to top executives but . . . reach[ed] into the ranks of highly paid traders and department heads." (Deborah Solomon & Mark Maremont, "Bankers Face Strict New Pay Cap," Wall Street Journal, Feb. 14, 2009)

Congress required that a special master, Kenneth Feinberg, approve the actual compensation paid to the 25 most highly compensated employees of the "TARP Seven"—the seven companies receiving the largest amount of TARP funds—and the compensation policies applicable to the next 75 most highly compensated employees of those firms, until the firms repaid the government. The depth of Mr. Feinberg's jurisdiction thus goes well beyond the senior executive ranks.

Comprehensive financial reform legislation recently passed by the House, the Wall Street Reform and Consumer Protection Act, contains provisions on compensation, including a shareholder advisory vote on executive compensation and a prohibition on compensation practices that promote excessive risk. House Financial Services Committee Chairman Barney Frank, announcing a hearing on the bill to be held on January 22, 2010, said that one of the topics he wanted to consider was broadening the shareholder advisory vote beyond top executive pay to address the "overall amount" of compensation at financial firms. (See Press Release dated Jan. 13, 2010, "Frank Announces Hearing on Compensation" (available at http://www.house.gov/apps/list/press/financialsvcs_dem/press_01132010.shtml))

Congress has held numerous hearings on the role of compensation and incentives in causing the financial crisis. Examples include:

- The House Committee on Financial Services

  ✓ "Compensation Structure and Systemic Risk," June 11, 2009 (all testimony available at http://www.house.gov/apps/list/hearing/financialsvcs_dem/hrfc_061109.shtml)

    o Federal Reserve General Counsel Scott Alvarez testified that "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individually or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm." (Alvarez Testimony at 1)

  ✓ "Compensation in the Financial Industry," January 22, 2010 (see above quote from Rep. Barney Frank regarding broadening shareholder supervision of compensation)

• The House Committee on Oversight and Government Reform, "Executive Compensation: How Much is Too Much?" October 28, 2009 (all testimony available at http://oversight.house.gov/index.php?option=com_content&task=view&id=4619&Itemid=2)

✓ Prof. William Black testified that the financial crisis resulted primarily from accounting control fraud facilitated, in part, by paying bonuses to lower-level employees such as loan officers. (Black Testimony at 9-10)

The Federal Reserve has issued a proposed Guidance on Sound Incentive Compensation Policies that would require banks under the Fed's supervision to (a) use incentive compensation policies that do not encourage employees to take excessive risks, (b) ensure that their risk management programs effectively monitor risk created by incentive compensation schemes, and (c) make banks' boards of directors responsible for putting in place appropriate compensation policies.

The Guidance would apply to three categories of employees, reaching much further down the organization than the senior executive level:

- Employees responsible for oversight of the organization's firm-wide activities or material business lines;

- Employees whose activities may expose the organization to "material amounts of risk" (such as traders with large position limits); and

- Groups of employees who are subject to similar incentive compensation arrangements and who, in the aggregate, may expose the organization to material amounts of risk, even if no individual employee is likely to do so (such as loan officers).

(See Federal Reserve System, Proposed Guidance on Sound Incentive Compensation Policies (Oct. 22, 2009) (available at http://edocket.access.gpo.gov/2009/pdf/E9-25766.pdf))

The media scrutiny and public outrage over financial firm pay has similarly not focused only on pay to the very top executives. The $168 million in bonuses to employees of American International Group's Financial Products Group were not limited to top executives—the amount paid included bonuses for 73 employees of the group who received payouts of $1 million or more. Barney Frank, chairman of the House Financial Services Committee, said about that uproar: "I have never seen the public angrier about anything than when the stuff about the A.I.G. bonuses came out . . . I think the country snapped. . . . This was not like Vietnam or Iraq, where there was a split. Everyone was united on this." (Steven Brill, "What's a Bailed-Out Banker Really Worth?" The New York Times, Jan. 3, 2010)

Former Federal Reserve Chairman Paul Volcker, who has been speaking a great deal about the financial crisis from his perch as an outside advisor to the Obama Administration, has complained about "enormous compensation for traders, speculators, and finance executives," not just senior executives. (See Paul Volcker's Remarks to the Class of 2009, Union College, June 14, 2009 (available at http://www.union.edu/N/DS/edition_display.php?e=1528&s=8486))

Other compensation-related subjects the Staff has determined to be significant social policy issues did not generate anything close to the level of interest and engagement among legislators, regulators, the media and the public at large, as the amount and structure of the incentives provided to Wall Street traders and others whose actions contributed to the financial crisis and whose jobs give them the power to expose their employers to large risks.

For example, in 2000 the Staff began declining to allow exclusion of proposals dealing with cash-balance pension plans, based on the widespread public debate generated by companies' conversions to these plans. (See Division of Corporation Finance's "Current Issues and Rulemaking Projects" dated July 25, 2000, section X.L.; International Business Machines Corporation (Feb. 16, 2000) (declining to allow exclusion of proposal asking companies to adopt a policy to provide all employees with the same retirement medical insurance pension choices and to require parity in benefits payable between a new cash-balance plan and the prior pension plan)) Similarly, in Staff Legal Bulletin 14A, the Staff announced that certain proposals dealing with shareholder approval of equity compensation plans would be considered to address significant social policy issues as a result of "widespread public debate." (Staff Legal Bulletin 14A, July 12, 2002) (available at http://www.sec.gov/interps/legal/cfslb14a.htm))

In sum, the amount of scrutiny, public debate, outrage and activity regarding financial firm compensation policies—and not just those applicable to the very top executives—leaves no doubt that they are a "significant social policy issue." Accordingly, Goldman Sachs should not be permitted to omit the Proposal in reliance on the ordinary business exclusion.

<u>The Proposal is Not Materially False or Misleading</u>

Goldman contends that the Proposal is materially false or misleading, and thus excludable pursuant to Rule 14a-8(i)(3), because it implies that the 100 most highly-compensated employees are all covered by the RPCP, which is not the case, according to Goldman Sachs. The Plan does not believe that this reading is supported by the Proposal's plain language, which speaks of amending the RPCP "as applied to" certain employees. A reasonable shareholder reading that language would likely conclude that the Plan did not intend for the requested changes to apply to employees below the top 100, not as an assertion that all 100 employees were eligible to participate in the RPCP.

To the extent the Staff believes that clarification would be useful, however, the Plan does not object to adding the following language to the end of the first paragraph of the resolved clause (before the numbered items): "(to the extent such employees are eligible to participate in the RPCP)".

In addition, Goldman Sachs urges that the Proposal is excludable because it does not prescribe a methodology for determining the 100 most highly-compensated employees of the Company. Claiming it would be reasonable to interpret the Proposal either way, Goldman Sachs argues that the Proposal's failure to specify whether compensation in the preceding fiscal year would be used to determine an employee's membership in the 100 most highly-compensated group for a given fiscal year renders the Proposal impermissibly vague. Yet it is hard to imagine how Goldman Sachs could use compensation in a year that has not yet elapsed to make such a determination; in that case, compensation amounts would not yet be finalized, frustrating any effort to rank employees.

More fundamentally, though the Proposal specifically gives discretion to the Committee to flesh out certain aspects of the Proposal's implementation. Those aspects include the methodology for identifying the 100 most highly-compensated employees, the factors governing how much of a given bonus should be paid out prior to the end of the Deferral Period and the mechanics of any adjustments to be made to a bonus during the Deferral Period.

These details are not central to a shareholder's understanding of what the Proposal seeks to achieve. The key principles of the Proposal—not immediately paying out the full amount of bonuses based on short-term financial metrics but instead holding back a portion for three years to ensure that the financial results on which the bonuses were based were sustainable—are clearly articulated.

Finally, Goldman Sachs' complaint that the Proposal's Deferral Period is indistinguishable from the original performance measurement period for the award is spurious. The Proposal contemplates that a bonus would be adjusted during the Deferral Period only if Goldman Sachs' performance during the Deferral Period on the financial metrics used to determine the bonus turned out to be materially unsustainable. Adjustment would not be made to account for every up or down of the financial metrics during the Deferral Period. Put another way, the Deferral Period would not serve as a three-year extension of the performance measurement period, but rather as a time during which performance is monitored and bonuses adjusted only if the financial results on which they were based are shown to have been largely illusory.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Gregory K. Palm
The Goldman Sachs Group, Inc.
Fax # 212-482-3966

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the AFSCME Employee Pension Plan

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the AFSCME Employee Pension Plan. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED that shareholders of Goldman Sachs Group, Inc. ("GSG") urge the Compensation & Management Development Committee (the "Committee") to make the following changes to the Restricted Partner Compensation Plan ("RPCP") as applied to named executive officers and the 100 most highly-compensated employees:

1. *An award to a senior executive under the RPCP (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;*

2. *The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and*

3. *The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance on the Financial Metric(s) during the Deferral Period.*

The policy should be implemented in a way that does not violate any existing contractual obligation of GSG or the terms of any compensation or benefit plan currently in effect."

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to (i) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations (specifically, general compensation matters) and (ii) Rule 14a-8(i)(3), because the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (compensation of employees generally).

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations – namely, general employee compensation matters. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are, "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Consistent with the Commission's approach, the Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation issues" that go beyond "senior executive and director compensation." *Staff Legal Bulletin No. 14A* (Jul. 12, 2002) ("SLB 14A"). In SLB 14A, the Staff stated, "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation. . . . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)." The Staff distinguishes proposals that relate to general employee compensation matters from those "that concern only senior executive and director compensation," which may not be excluded under Rule 14a-7(i)(7).

The Proposal would apply to the compensation determinations for "named executive officers and the 100 most highly-compensated employees." In this case, there is no doubt that this extends beyond senior executives – the supporting statement expressly states that the Proposal is designed to govern compensation "not only for senior executives" (emphasis supplied). The Staff has consistently concurred in the exclusion of proposals that seek to regulate compensation of employees other than senior executives, even if the proposals do not extend to the entire workforce. *See, e.g., 3M Co.* (Mar. 6, 2008) (permitting the exclusion of a proposal regarding the variable compensation of "high-level" 3M Company employees); *Alliant Energy Corp.* (Feb. 4, 2004) (permitting exclusion of a proposal determining the compensation of "all levels of vice president," and "all levels of top management"); *Minnesota Mining and Manufacturing Co.* (Mar. 4, 1999) (permitting exclusion of a proposal to limit compensation increases for the "top 40 executives" and the CEO's compensation to amounts determined by certain formulas).

The Proposal, like the proposals in the precedents cited above, concerns general compensation matters because it extends to employees who are not senior executives. Nine employees of the Company are considered "executive officers" of the Company within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, which is defined to include any employee that performs a policy making function for the Company. The vast majority of the 100 most highly-compensated employees would not even be members of firm management, more broadly defined. The compensation paid to employees who exercise no management functions is a paradigmatic example of the Company's ordinary business operations of the type that the Staff has consistently agreed is not an appropriate subject for shareholder action.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2010 Proxy Materials.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sep. 15, 2004).

The Staff has regularly applied this standard to permit the exclusion of shareholder proposals relating to executive compensation that failed to define key terms or otherwise failed to provide guidance on how the proposal would be implemented. *See, e.g., Verizon Communications* (Feb. 21, 2008) (proposal requesting the board to adopt a policy that future incentive awards for senior executives incorporate criteria specified in the proposal, where the proposal did not define key terms or provide guidance on implementation); *Prudential Financial, Inc.* (Feb., 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); *General Electric Co.* (Feb. 5, 2003) (proposal urging the board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented).

Similarly, the Staff has consistently agreed that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. For example, in *Fuqua Industries Inc.* (Mar. 12, 1991), the Staff permitted exclusion of a proposal that it believed "may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." The Staff also noted the company's position in *Fuqua* that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation."

As in the precedent letters cited above, the Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the Proposal would be implemented, if adopted. In particular, the Proposal is vague and indefinite as to: which employees should be subject to the Proposal and what is the substance of the "changes" requested by the Proposal.

Which Employees Should be Subject to the Proposal? The Proposal requests changes to the Company's Restricted Partner Compensation Plan (the "RPCP") as it applies to "named executive officers and the 100 most highly-compensated employees." However, pursuant to Section 1 of the RPCP, the only employees that are eligible to participate in the RPCP are executive officers of the Company or members of the Company's Management Committee. As noted above, nine employees of the Company are considered "executive officers" of the Company within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, which includes any employee that performs a "policy making function" for the Company. The Company's Management Committee currently consists of the executive officers and 22 other individuals. Thus, the RPCP applies to a maximum of approximately 31 individuals, who may or may not all be among the 100 most highly compensated employees within the Company. It is unclear whether the Proposal seeks to apply the proposed limitations to: (a) those RPCP-eligible employees who are among the 100 most highly-compensated employees within the Company; (b) the 100 most highly compensated RPCP-eligible employees (which would, of course, include all RPCP-eligible employees, since there are fewer than 100); (c) the 100 most highly compensated employees, with the RPCP to be amended to expand its scope to include them; or (d) the 100 most highly compensated employees, regardless of whether the RPCP includes them (which would require changes to compensation plans beyond the RPCP). None of these alternatives fits squarely into the language of the Proposal and none is clearly outside, and shareholders would not know with any reasonable certainty which interpretation they are voting to approve, nor would the Company know which alternative shareholders expect to be implemented.

Looking beyond this fundamental internal inconsistency, the Proposal does not specify how to determine the most highly-compensated employees, either in terms of what counts as "compensation" or what period should be considered. The potential complexities of this determination are highlighted by the fact that the U.S. Department of the Treasury has found it necessary to issue detailed regulations that define "highly-compensated employees" for purposes of the compensation requirements applicable to recipients of funding under the Troubled Asset Relief Program, and to issue FAQs to assist companies in interpreting these provisions. It is unclear whether the Proposal would seek to tie the "most highly-compensated employee" definition in the Proposal to that in the Treasury regulations as they may be modified from time to time, or if the Company, the Company's Board of Directors (the "Board") or the Compensation Committee should determine the scope of application of the Proposal in their discretion. As an example, the U.S. Treasury regulations define the "most highly-compensated employees" for a given fiscal year by reference to the compensation received with respect to the *preceding* fiscal year. That interpretation is not evident from the face of the Proposal, and it is unclear whether shareholders voting for the Proposal would expect the Proposal to be implemented with this sort of one-year lag in the scope of its application. On its face, it seems reasonable to interpret the Proposal either way. Similar variations in interpretation apply with respect to, for example, the treatment of employees who departed during the year or the valuation and timing of items such as perquisites, pension benefits, performance awards and deferred compensation in determining the most highly-compensated employees.

What is the Substance of the "Changes" Requested by the Proposal? The criteria listed in the Proposal are so vague and indefinite that whatever body is deemed to be charged with implementing them would not have sufficient guidance as to how to do so to ensure that the will of shareholders is effected. Among the many difficulties in interpretation and implementation (beyond the employees to which the Proposal relates, as discussed above) are the following:

- The references to a "performance measurement period" (or "PMP") and a "Deferral Period" are inherently confused. The Proposal provides that no performance award shall be paid in full until three years following the end of the PMP. The PMP is defined as the performance measurement period for the financial measures on which the award is based. The Proposal then goes on to state that the performance award shall be "adjusted" to reflect performance of the financial metric during the Deferral Period. This would seem to mean that the "Deferral Period" is itself part of the PMP, since it is part of the performance period on which the award is based. If the Proposal were implemented as written, it would seem that no award would ever have a PMP of one year or less, because the entire three-year Deferral Period would be part of the performance period. But of course, the "Deferral Period," by definition, starts when the PMP ends. While the Board or the Compensation Committee may be able to come up with a construct that reconciles these internal conflicts in an effort to capture what they interpret as the spirit of the Proposal, there can be no assurance that the ultimate determination would match the expectation of the shareholders who voted for the Proposal.

- The Proposal contemplates that some, but not all, of a performance award may be paid prior to the end of the Deferral Period, but provides no guidance as to how this amount shall be determined or even the factors that should govern the determination. The Proposal specifies only that the "Committee" shall "develop a methodology" to determine what proportion should be paid "immediately" and what proportion shall be paid during and at the end of the Deferral Period. The supporting statement indicates that the Committee "would have discretion to set the terms and mechanics of this process" but does not provide any guidance as to how this determination should be made. Shareholders voting for this proposal might take note of the references in the supporting statement to other regimes that recommend or require deferral of "a substantial portion of variable compensation" or "50% of bankers' bonuses" or "two-thirds of senior employees' bonuses", but the Proposal itself contains no such thresholds. It seems likely that shareholders voting for the Proposal would have a variety of very different ideas as to the likely implementation, and these may differ from any decisions ultimately made by the Board or Compensation Committee in implementing the Proposal.

- Similarly, the Proposal provides that the amount of the performance award shall be "adjusted" to "reflect the performance" of the relevant financial metric over the Deferral Period. It is not clear if this would entail only a downward adjustment, or whether an increase in the initial amount would be permitted. In any event, the Proposal describes this adjustment only by saying that it "should not require achievement of new performance goals but should focus on the quality and sustainability of performance on" the financial metric during the Deferral Period. The supporting statement indicates that the adjustment should "account for performance" during the Deferral Period. The Proposal provides absolutely no guidance as to what it might mean for a performance award that was based on a particular metric during the PMP to be "adjusted" for the "quality and sustainability" of that metric during a subsequent three-year period, and no indication of how this would not entail a "new performance goal."

As a result of deficiencies such as these, shareholders cannot know with any reasonable certainty what they are being asked to approve, and any action ultimately taken by the Company, the Board or the Compensation Committee upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Charles Jurgonis, AFSCME Employees Pension Plan (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

RESOLVED that shareholders of Goldman Sachs Group, Inc. ("GSG") urge the Compensation & Management Development Committee (the "Committee") to make the following changes to the Restricted Partner Compensation Plan ("RPCP") as applied to named executive officers and the 100 most highly-compensated employees:

1. An award to a senior executive under the RPCP (a "Bonus") that is based on one or more financial measurements (each, a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years (the "Deferral Period") following the end of the PMP;

2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus, adjusted if required, during and at the end of the Deferral Period; and

3. The adjustment described in 2(b) should not require achievement of new performance goals but should focus on the quality and sustainability of performance on the Financial Metric(s) during the Deferral Period.

The policy should be implemented in a way that does not violate any existing contractual obligation of GSG or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT

As long-term stockholders, we are concerned that short-term incentive plans can encourage employees to manage for the short term and take on excessive risk. The current financial crisis illustrates what can happen when key employees are rewarded without any effort to ensure that short-term performance is sustainable.

We think incentives matter not only for senior executives, but also for other highly-compensated employees, such as traders, whose decisions can have a large impact on the company. Our focus on the 100 most highly-compensated employees is based on the Treasury Department's requirement that companies receiving "exceptional financial assistance" seek approval for the compensation structures of executive officers and the 100 most highly-compensated employees.

This proposal urges that the RPCP be changed to encourage a longer-term orientation. The proposal asks that the Committee develop a system for holding back some portion of each bonus based on short-term financial metrics for three years and adjusting the unpaid portion to account for performance during that period. The Committee would have discretion to set the terms and mechanics of this process.

A bonus deferral system is gaining significant support internationally. In September 2009, the G-20 endorsed the Principles for Sound Compensation Practices, which recommend that a substantial portion of variable compensation be deferred over a period of at least three years.

France already requires that at least 50% of bankers' bonuses be deferred for three years. The U.K.'s Financial Services Authority has adopted a remuneration code mandates that two-thirds of senior employees' bonuses be deferred over three years.

We urge support FOR this proposal.